FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 99,544,183

Date: August 31, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

After regaining some sense of operational normalcy in July, the focus of the Issuer's Chinese operations was back on expansion in August. The Issuer explored a number of business development opportunities in Guangzhou during the period and the possibility of opening a satellite office in the city. With existing offices in Beijing and Shanghai allowing it to service most of the eastern and northern parts of the country, the Issuer believes that an office in the southern China port city would give it a presence in an area of the country where its Business Hub services remain virtually unknown. The Issuer believes that this would potentially accelerate the rate of growth of its Hub's services in the country, particularly its consumer goods supply chain related services.

Along with the potential geographical expansion, the period also saw the Issuer continue to work of the industrial vertical expansion of its service offering in China with concerted efforts made to advance its offering to the clean energy sector. Working with unofficial partner China Energy Engineering Corp., the Issuer took part in project negotiations during the period where its i3060 Clean Energy platform would play central roles in the realization of the projects. The Issuer continues to believe that its i3060 platform will not only have an impact on clean energy projects in China, but also in other markets around the world.

On the Canadian operational front, the Issuer celebrated the inauguration of its new Toronto office during the period and announced the date for the launch of its Business Hub in Canada, which has been set for November 30, 2022. The

Canadian launch of the Hub is set to coincide with the opening of the Issuer's new Montreal office, which was needed to help accommodate the Issuer's growing personnel in preparation for the start of its North American operations. Aside from that, all activities continued to be geared towards the preparation of the Canadian launch of the Hub, with an emphasis during the period on the recruitment of sales and business development representatives to help the Issuer generate its first Business Hub revenues outside of China.

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2. Provide a general overview and discussion of the activities of management.

The changes to the Issuer's board of directors and the replacement of the Issuer's General Counsel during the period led to minor delays in finalizing the Issuer's short form prospectus offering and in completing the associated due diligence required before the prospectus could be filed. The Issuer's management therefore spent time during the period ensuring that all was in order to be able to proceed with the filing of the prospectus. As of the date of this report, all of the elements were in place to allow the Issuer to obtain the approval of its underwriting agent to file the prospectus, which the Issuer expects to file during the week of September 12, 2022.

Along with the work done on the prospectus during the period, the Issuer's management prepared and completed the Issuer's application to have its securities listed on a Canadian senior stock exchange. The Issuer's management expects to formally submit the listing application to the exchange in question during the week of September 12, 2022.

The Issuer's management also filed the Issuer's second quarter 2022 financial results during the period and held an investor webinar to discuss the financial results and answer shareholders' questions.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the

Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

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7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees in Canada during the reporting period in connection with its development, adaptation and planned launch of the Cubeler Business Hub™ in North America. The Issuer parted ways with its General Counsel during the period and hired a new General Counsel set to take over the role on September 12, 2022.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

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14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	35,892	Incentive options issued to employees. Each option allows its holder to acquire common shares of the Issuer at a price of $1.41 per share.	N/A
Common shares	329,000	Exercise of 329,000 warrants for a consideration of $164,500	Business development and working capital

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

Chairman Charles-André Tessier and fellow director Mark Dumas agreed to resign from the Issuer's board of directors to make way for the appointments of Carol Penhale and Dylan Tinker, who will respectively chair the Issuer's governance and audit committees.

17. Discuss any trends which are likely to impact the Issuer including trends in the

Issuer's market(s) or political/regulatory trends.

The Public Company Accounting Oversight Board (PCAOB) reached a preliminary agreement with China since trading of Chinese companies and many companies operating in China was prohibited on American stock exchanges. The agreement lays the groundwork for the next phase of cooperation to inspect and investigate registered public accounting firms in mainland China and Hong Kong. This is an important step for companies with significant operations in China, such as the Issuer, to be able to trade on the Nasdaq and other US exchanges.

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated August 8, 2022.

Johnson Joseph
Name of Director or Senior Officer

(s) Johnson Joseph
Signature

Chief Executive Officer
Official Capacity

Issuer Details
Name of Issuer	For Month End	Date of Report
Tenet Fintech Group Inc.	August 2022	August 8, 2022
Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal, QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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